SUTHERLAND ASBILL & BRENNAN LLP 1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

April 13, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	THL Credit, Inc. – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of THL Credit, Inc., we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Cynthia M. Krus

cc:	Stephanie Paré Sullivan

ATLANTA        AUSTIN        HOUSTON         NEW YORK        WASHINGTON DC